UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Core Laboratories N.W.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N22717107
(CUSIP Number)
January 11, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N22717107
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Wedgewood Partners, Inc. I.D. 43-1468106
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Missouri, United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power: (Discretionary Accounts)	1,934,688
(6) Shared Voting Power:	0
(7) Sole Dispositive Power: (Discretionary Accounts)	1,934,688
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,934,688
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 4.55%
(12) Type of Reporting Person (See Instructions): IA

Item 1(a). Name Of Issuer:
Core Laboratories N.V.
Item 1(b). Address of Issuers Principal Executive Offices:
1017 BZ Amsterdam Herengracht 424 The Netherlands, P7
Item 2(a). Name of Person Filing:
Wedgewood Partners, Inc. Sheila Kilper, Compliance Officer
Item 2(b). Address of Principal Business Office or, if None, Residence:
9909 Clayton Road, Suite 103 St. Louis, MO 63124
Item 2(c). Citizenship:
Wedgewood Partners, Inc. - A Missouri Corporation
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
N22717107
Item 3. If This Statement Is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a) [ ] A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) [ ] A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ X ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with 240.13d–1(b)(1)(ii)(J);
(k) [ ] A group, in accordance with 240.13d-1(b)(1)(ii)(K).
Item 4. Ownership:
(a) Amount beneficially owned:	1,934,688
(b) Percent of class:	4.55%

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,934,688
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	1,934,688
(iv) Shared power to dispose or to direct the disposition of:	0

__________________

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2016

WEDGEWOOD PARTNERS, INC.

By:	/s/ Sheila Kilper
Name: Sheila Kilper
Title: Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).